UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SLEEP NUMBER CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota
(State or other jurisdiction of incorporation or organization)

0-25121	41-1597886
(Commission File No.)	(IRS Employer Identification No.)

1001 Third Avenue South, Minneapolis, MN 55404
(Address of principal executive offices)     (Zip Code)

Samuel R. Hellfeld
Executive Vice President,
Chief Legal and Risk Officer
(763) 551-7000
(Name and telephone number of the person
to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended     .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
This Form SD of Sleep Number Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period from January 1, 2021 to December 31, 2021.

A copy of the Company’s Conflict Minerals Report, filed as Exhibit 1.01 to this Report, is publicly available at www.sleepnumber.com. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit
The Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Report.

Section 2 - Exhibits

Item 2.01 Exhibits
The following exhibit is filed as part of this Report.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

SLEEP NUMBER CORPORATION
(Registrant)

Date: May 26, 2022
                         /s/ Samuel R. Hellfeld
By:     Samuel R. Hellfeld
Executive Vice President
Chief Legal and Risk Officer